EXHIBIT 21.1

SUBSIDIARIES OF THESTREET.COM, INC.

ENTITY	JURISDICTION OF INCORPORATION
BankingMyWay.com, LLC	Wisconsin
Bankers Financial Products Corporation	Wisconsin
KKL Acquisition Holdings I, LLC	Delaware
KKL Acquisition Holdings II, LLC	Delaware
Casting Community Media, Inc.	Delaware
Stockpickr LLC	Delaware
SP-TSC Holdings LLC	Delaware
Independent Research Group LLC	Delaware